SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated September 11, 2006


                            ________________________


                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
                              --------------------
                    (Address of Principal Executive Offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the SecuritiesExchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Press release re: Head N.V. announces record and payment date for capital repayment.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HEAD N.V.


Date:  September 11, 2006                       By:  /s/ JOHAN ELIASCH
                                                     ---------------------

                                                Name:    Johan Eliasch
                                                Title:   Chief Executive Officer

Press Release                                      [HEAD LOGO] [GRAPHIC OMITTED]



Amsterdam - September 11th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces record and payment date for capital repayment

According to the resolution approved at the last Annual General Meeting of Shareholders of Head N.V. on May 24th, 2006, the Company amended the Articles of Association to firstly increase the nominal value of the shares from Euro 0.20 to Euro 0.45 and to subsequently reduce the nominal value of the shares from Euro 0.45 to Euro 0.20 and as a consequence will make a payment of Euro 0.25 per share to its shareholders.

The capital repayment is payable to Shareholders on record as of September 20th, 2006. The euro payment date will be September 25th, 2006. The ex-date for the Head N.V. shares will be September 18th, 2006.

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots and tennis balls), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Andy Murray, Svetlana Kuznetzova, Bode Miller, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800, Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354, Fax +43 1 707 8940